MAIL STOP 3561


      	May 2, 2006

Mr. Troy Mutter, Chief Executive Officer
Surge Enterprises, Inc.
205-340 Linden Lane
Victoria, British Columbia Canada V8V 4E9

      Re:	Surge Enterprises, Inc.
      Amendment No. 4 to Registration Statement on Form SB-2
   File No. 333-128995
		Amendment Filed April 13, 2006

Dear Mr. Mutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the disclosure throughout the prospectus as of the most recent practicable date. Also, we note the statement in the summary that you anticipate having your updated software development by May 10, 2006. Please update the status.




Summary, page 6
2. Please provide the basis for your statement that to the best of your knowledge "Google has never taken action against any person or company for conducting automated searches on Google and ... legal or other action against us by Google is unlikely" or remove. Revise similar disclosure in risk factor nine and on page 24.

Plan of Operations, page 33
3. Please clarify the time frame. Are the first three months from the date of the prospectus? Have you commenced the first three months?
4. We note the continued focus on consulting services. Please clarify whether you plan to expand your consulting services and whether your consulting services will continue once the software has been expanded.
5. Explain the competitive research you plan to use to aid in developing elements of the next version of your software and the internal testing.

Other
6. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William MacDonald
	Fax: (604) 687-6314




Mr. Troy Mutter
Surge Enterprises, Inc.
May 2, 2006
p. 1